EXHIBIT 12.1

AMERICAN FINANCIAL REALTY TRUST

Ratio of earnings to combined fixed charges and preferred share dividends (1)

(Dollars in thousands)

	Six months ended June 30, 2004	Year ended December 31, 2003	Period from September 10, 2002 to December 31, 2002
Income before minority interest and discontinued operations	$(8,381)	$(27,279)	$9,289
Fixed charges (from below)	33,829	31,295	3,421

Total earnings	$25,448	$4,016	$12,710

Fixed charges :
Interest expense on continuing operations, including amortization of deferred financing costs and debt premium	$33,829	$31,295	$3,421

Total fixed charges	$33,829	$31,295	$3,421

Ratio of earnings to combined fixed charges and preferred dividends	(2)	(2)	3.72

(1)	We have not issued any preferred shares as of the date of this prospectus, and therefore there were no preferred share dividends included in our calculation of ratios of earnings to combined fixed charges and preferred share dividends for these periods.
(2)	The dollar amount of the deficiency was $8,381 and $27,279 for the six months ended June 30, 2004 and the year ended December 31, 2003, respectively. Non-cash charges such as depreciation and amortization are deducted from earnings for purposes of this calculation.